Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charge Calculation
Exhibit 12.1
(dollars in thousands)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	3/31/2005	3/31/2004	3/31/2005	3/31/2004
		(Restated)		(Restated)
Pre-tax income from continuing operations	7,757	8,390	10,314	4,877

Fixed charges:
Interest expense + Amortization of deferred financing from continuing operations	7,576	7,926	14,924	16,043
Interest factor of rental expense (1)	2,141	2,140	4,350	4,087

Total fixed charges	9,717	10,066	19,274	20,130

Pre-tax income from continuing operations plus fixed charges	17,474	18,456	29,588	25,007

Ratio of Earnings to Fixed Charge	1.80	1.83	1.54	1.24

(1)	One-third of rental expense relating to operating leases is attributed to the interest portion. Management believes this represents a reasonable approximation of the interest factor.